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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                            ELJER INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          ZURN ACQUISITION CO., INC.

                             ZURN INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                   287161103

                               ----------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DENNIS HAINES
                         GENERAL COUNSEL AND SECRETARY
                             ZURN INDUSTRIES, INC.
                                ONE ZURN PLACE
                           ERIE, PENNSYLVANIA 16505
                                (814) 452-2111
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------
                                  COPIES TO:
                                DAVID G. HEIMAN
                          JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                (216) 586-3939

                               ----------------

                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
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             $189,961,464                              $37,993
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 * Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $24.00, the amount offered for each share of common stock, par value $1.00 per share (the "Shares"), of Eljer Industries, Inc., by the sum of (i) 7,153,657, representing all of the Shares issued and outstanding as of December 14, 1996 and (ii) 761,404, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares as of December 14, 1996.
** 1/50th of 1% of the Transaction Valuation.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: NOT APPLICABLE             FILING PARTY: NOT APPLICABLE
FORM OR REGISTRATION NO.: NOT APPLICABLE             DATE FILED: NOT APPLICABLE

                              PAGE 1 OF 140 PAGES
                     (EXHIBIT INDEX IS LOCATED ON PAGE 7)

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

                                     14D-1
  CUSIP NO. 287161103                                     PAGE 2 OF 140 PAGES


  NAME OF REPORTING PERSONS
 1.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Zurn Acquisition Co., Inc.
--------------------------------------------------------------------------------

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                                  (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------

  SEC USE ONLY
 3.
--------------------------------------------------------------------------------

  SOURCES OF FUNDS
 4.
  BK, AF
--------------------------------------------------------------------------------

  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) or 2(f)
 5.
                                                                         [_]

--------------------------------------------------------------------------------

  CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
  Delaware

--------------------------------------------------------------------------------

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7.
  0
--------------------------------------------------------------------------------

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
 8.
                                                                         [_]
--------------------------------------------------------------------------------

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9.
  0%
--------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON
10.
  CO

                                     14D-1
 CUSIP NO. 287161103                                      PAGE 3 OF 140 PAGES


  NAME OF REPORTING PERSONS
 1.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Zurn Industries, Inc.
  25-1040754
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  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                                  (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------

  SEC USE ONLY
 3.
--------------------------------------------------------------------------------

  SOURCES OF FUNDS
 4.
  WC, BK
--------------------------------------------------------------------------------

  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) or 2(f)
 5.
                                                                         [_]

--------------------------------------------------------------------------------

  CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
  Pennsylvania

--------------------------------------------------------------------------------

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
 7.
  0
--------------------------------------------------------------------------------

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
 8.
                                                                         [_]
--------------------------------------------------------------------------------

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9.
  0%
--------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON
10.
  CO, HC

  This Tender Offer Statement on Schedule 14D-1 is filed by Zurn Industries, Inc., a Pennsylvania corporation ("Parent"), and Zurn Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Eljer Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $24.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

  The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Eljer Industries, Inc., a Delaware corporation. The address of its principal executive offices is 17120 Dallas Parkway, Dallas, Texas 75248.

  (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth under "Introduction" and in Sections 8 ("Certain Information Concerning the Company"), 9 ("Certain Information Concerning Purchaser and Parent"), 11 ("Background of the Offer") and 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

                              Page 4 of 140 Pages

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth under "Introduction" and in Sections 9 ("Certain Information Concerning Purchaser and Parent") and 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth under "Introduction" and in Sections 9 ("Certain Information Concerning Purchaser and Parent") and 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Sections 14 ("Certain Conditions of the Offer") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

 (a)(1) Offer to Purchase, dated December 20, 1996
 (a)(2) Letter of Transmittal
 (a)(3) Notice of Guaranteed Delivery
        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
 (a)(4)  Nominees
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees
        Guidelines for Certification of Taxpayer Identification Number on
 (a)(6)  Substitute Form W-9
 (a)(7) Form of Summary Advertisement dated December 20, 1996
 (a)(8) Text of Joint Press Release of Zurn Industries, Inc. and Eljer
         Industries, Inc., dated December 16, 1996
        Letter, dated December 9, 1996, addressed to Zurn Industries, Inc. from
 (b)(1)  Bankers Trust Company
        Letter, dated December 10, 1996, addressed to Zurn Industries, Inc.
 (b)(2)  from NationsBank, N.A.
        Letter, dated December 12, 1996, addressed to Zurn Industries, Inc.
 (b)(3)  from Societe Generale
 (b)(4) Letter, dated December 10, 1996, addressed to Zurn Industries, Inc.
         from PNC Bank, National Association
 (b)(5) Letter, dated December 10, 1996, addressed to Zurn Industries, Inc.
         from Brown Brothers Harriman & Co.
 (c)(1) Agreement and Plan of Merger, dated December 14, 1996, among Zurn
         Industries, Inc., Zurn Acquisition Co., Inc. and Eljer Industries,
         Inc.
 (c)(2) Confidentiality and Standstill Agreement, dated August 21, 1996, between Zurn Industries, Inc. and Eljer Industries, Inc., as amended
         November 5, 1996 and November 7, 1996
 (d)    Not applicable
 (e)    Not applicable
 (f)    Not applicable
        Consent of Ernst & Young LLP, Independent Auditors of Zurn Industries,
 (g)(1)  Inc.

                              Page 5 of 140 Pages

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 1996                  Zurn Acquisition Co., Inc.

                                          By: /s/ Robert R. Womack
                                              ---------------------------------
                                            NAME: ROBERT R. WOMACK
                                            TITLE: PRESIDENT

Dated: December 20, 1996                  Zurn Industries, Inc.

                                          By: /s/ Robert R. Womack
                                              --------------------------------
                                            NAME: ROBERT R. WOMACK
                                            TITLE: CHAIRMAN AND CHIEF
                                            EXECUTIVE OFFICER

                              Page 6 of 140 Pages

                                 EXHIBIT INDEX

 EXHIBIT                            DESCRIPTION                             PAGE
 -------                            -----------                             ----
 (a)(1)  Offer to Purchase, dated December 20, 1996......................
 (a)(2)  Letter of Transmittal...........................................
 (a)(3)  Notice of Guaranteed Delivery...................................
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees.............................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.............................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9.........................................
 (a)(7)  Form of Summary Advertisement dated December 20, 1996...........
 (a)(8)  Text of Joint Press Release of Zurn Industries, Inc. and Eljer
          Industries, Inc., dated December 16, 1996......................
 (b)(1)  Letter, dated December 9, 1996, addressed to Zurn Industries,
          Inc. from Bankers Trust Company................................
 (b)(2)  Letter, dated December 10, 1996, addressed to Zurn Industries,
          Inc. from NationsBank, N.A.....................................
 (b)(3)  Letter, dated December 12, 1996, addressed to Zurn Industries,
          Inc. from Societe Generale.....................................
 (b)(4)  Letter, dated December 10, 1996, addressed to Zurn Industries,
          Inc. from PNC Bank, National Association.......................
 (b)(5)  Letter, dated December 10, 1996, addressed to Zurn Industries,
          Inc. from Brown Brothers Harriman & Co.........................
 (c)(1)  Agreement and Plan of Merger, dated December 14, 1996, among
          Zurn Industries, Inc., Zurn Acquisition Co., Inc. and Eljer
          Industries, Inc................................................
 (c)(2)  Confidentiality and Standstill Agreement, dated August 21, 1996, between Zurn Industries, Inc. and Eljer Industries, Inc., as amended November 5, 1996 and November 7, 1996..................
 (d)     Not applicable..................................................
 (e)     Not applicable..................................................
 (f)     Not applicable..................................................
 (g)(1)  Consent of Ernst & Young LLP, Independent Auditors of Zurn
          Industries, Inc................................................

                              Page 7 of 140 Pages